SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                              (AMENDMENT _______)*

                          CROSSNET COMMUNICATIONS, INC.
                                (Name of Issuer)

                           COMMON STOCK, NO PAR VALUE
                         (Title of Class of Securities)

                                   22765N 10 8
                                 (CUSIP Number)


     ADAM P. STAPEN, ESQ., 455 SHERMAN STREET, SUITE 300, DENVER, CO 80203,
                                  303-777-3737
   (Name, Address and Telephone Number of Person Authorized to Receive Notices
                               and Communications)

                                SEPTEMBER 25, 2000
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(F) or 240.13d-1(g), check the following box [ ].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).




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CUSIP NO. 22765N 10 8                                                PAGE 2 OF 7


                                  SCHEDULE 13D

    1         NAMES OF REPORTING PERSONS                        MARK MOLDENHAUER

              S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (Entities Only)

    2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP           (a) [ ]
              (See Instructions)                                         (b) [x]

    3         SEC USE ONLY

    4         SOURCE OF FUNDS (See Instructions)
              OO (Share Exchange between Issuer and AutoVenu, Inc.)

    5         CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
              TO ITEMS 2(d) OR 2(e)                                          [ ]

    6         CITIZENSHIP OR PLACE OF ORGANIZATION
              UNITED STATES

  NUMBER OF           7                SOLE VOTING POWER
   SHARES                              25,462,120.7
BENEFICIALLY
  OWNED BY            8                SHARED VOTING POWER
    EACH
 REPORTING            9                SOLE DISPOSITIVE POWER
PERSON WITH                            25,462,120.7

                     10                SHARED DISPOSITIVE POWER

   11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
              PERSON
              25,462,120.7

   12         CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
              SHARES (See Instructions)                                      [ ]

   13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
              93.4%

   14         TYPE OF REPORTING PERSON (See Instructions)
              IN

  INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7            2 OF 7
 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.



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CUSIP NO. 22765N 10 8                                                PAGE 3 OF 7



ITEM. 1     SECURITY AND ISSUER.

The class of equity securities to which this Schedule 13D relates is the Common Stock, no par value, of Crossnet Communications, Inc. (the "Issuer"). The Issuer's principal executive offices are located at 14500 North Northsight Blvd., Suite 213, Scottsdale, Arizona 85260.

ITEM 2.     IDENTITY AND BACKGROUND.

The person filing this statement is Mr. Mark Moldenhauer.

Mr. Moldenhauer beneficially owns shares of the Issuer's Common Stock in his own name.

Mr. Moldenhauer is a citizen and resident of the United States. Mr. Moldenhauer's business address is 14500 North Northsight Blvd., Suite 213, Scottsdale, Arizona 85260. Since September 2000, Mr. Moldenhauer has been the President, Secretary and Director of the Issuer.

During the past five years, Mr. Moldenhauer has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

During the past five years, Mr. Moldenhauer has not been party to a civil proceeding of a judicial or administrative body as a result of which a judgment, decree, or final order has been issued enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.


ITEM 3.     SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

As a result of the Issuer's 1-for-10 reverse stock split, effective December 2000, Mr. Moldenhauer owns or has the right to own shares of the Issuer's Common Stock as follows:

     (1)  500 shares were purchased with cash in March 1999;

     (2) 8,200,550 shares were received in September 2000 pursuant to a share exchange agreement with AutoVenu, Inc.; and

     (3) 17,261,070 shares are reserved to satisfy Mr. Moldenhauer's right to convert 1,726,107 shares of Series A Convertible Preferred Stock into shares of Common Stock.

ITEM 4.     PURPOSE OF TRANSACTION.

Mr. Moldenhauer is holding his shares of the Issuer for investment purposes but may transfer or sell the shares as necessary.

Mr. Moldenhauer does not have any present plans or proposals which relate to or would result in:

(a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b)      an   extraordinary   corporate   transaction,   such   as   a   merger,
         reorganization or liquidation, involving the Issuer or any subsidiary thereof;

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CUSIP NO. 22765N 10 8                                                PAGE 4 OF 7


(c) a sale or transfer of a material amount of assets of the Issuer or any subsidiary thereof;

(d) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e) any material change in the present capitalization or divided policy of the Issuer;

(f) any other material change in the Issuer's business or corporate structure;

(g) changes in the Issuer's charter or bylaws, or instruments corresponding thereto, or other actions which may impede the acquisition of control of the Issuer by any person;

(h) causing a class of securities of the Issuer to be delisted from a stock exchange or to cease to be authorized to be quoted on NASDAQ;

(i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act; or

(j)      any action similar to any of those enumerated above.

Notwithstanding the foregoing, Mr. Moldenhauer will continue to review his investment in the Issuer and reserves the right to change his intentions with respect to any or all of such matters.



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CUSIP NO. 22765N 10 8                                                PAGE 5 OF 7


ITEM 5.     INTEREST IN SECURITIES OF THE ISSUER.

(a) As of February 8, 2001, Mr. Moldenhauer owned beneficially and of record 8,201,050 shares or 82% of the Issuer's Common Stock and has the right to acquire 17,261,070 shares upon conversion of 1,726,107 shares of Series A Convertible Preferred Stock. If he were to convert these shares into Common Stock, his percentage outstanding would be 93.4%.

(b) Mr. Moldenhauer has the sole power to vote and to dispose of 8,201,050 shares of the Issuer's Common Stock.

(c) Mr. Moldenhauer was not part of any transaction of the Issuer's Common Stock during the past sixty days.

(d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the common shares held in Mr. Moldenhauer's name.

(e) Mr. Moldenhauer continues to be the beneficial owner of more than five percent of the outstanding common shares of the Issuer.




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CUSIP NO. 22765N 10 8                                                PAGE 6 OF 7


ITEM 6.     CONTRACTS,  ARRANGEMENTS,  UNDERSTANDINGS   OR  RELATIONSHIPS   WITH
            RESPECT TO SECURITIES OF THE ISSUER.

None.

ITEM 7.     MATERIAL TO BE FILED AS EXHIBITS.

None.


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CUSIP NO. 22765N 10 8                                                PAGE 7 OF 7

                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.





Date: February 13, 2001                    By: /s/ Mark Moldenhauer
      -----------------------------          -----------------------------------
                                             Mark Moldenhauer